Exhibit 12.1

Legacy Reserves LP
Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Income (loss) before income taxes	$15,627	$69,733	$73,091	$11,346	$(92,277)	$154,551
Equity in (income) loss of equity method investee	(185)	(111)	(138)	(97)	(31)	(108)
Distributed income of equity method investee	399	—	—	—	—	—
Income (loss) from operations before income taxes	$15,841	$69,622	$72,953	$11,249	$(92,308)	$154,443

Fixed Charges

Interest expensed	$23,139	$21,140	$18,981	$16,415	$15,366	$11,442
Amortization of debt issuance costs	1,828	1,626	1,528	2,023	1,646	748
Estimated portion of rental expense attributable to interest	114	148	134	112	59	59
Total fixed charges	$25,081	$22,914	$20,643	$18,550	$17,071	$12,249

Earnings available for fixed charges	$40,922	$92,536	$93,596	$29,799	$(75,237)	$166,692
Ratio of earnings to fixed charges	1.63x	4.04x	4.53x	1.61x	(1)	13.61x

(1)                                 Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $92.308 million